Exhibit 95

MINE SAFETY DISCLOSURE

We operate surface mines in the western United States to produce construction aggregates. The operation of our mines is subject to regulation by the federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA conducted 10 and 19 inspections at 7 and 15 of our mines during the three months ended September 30, 2018 and 2017, respectively. There were no reportable citations or orders following 9 and 17 of those inspections during the three months ended September 30, 2018 and 2017, respectively.

During the three months ended September 30, 2018 there were no reportable citations. During the three months ended September 30, 2017 there was one reportable citation. Specifically with respect to our mines:

•	MSHA did not issue any orders requiring persons to be withdrawn from the areas affected by the alleged violations of mandatory health or safety standards under Section 104(b) of the Mine Act.
•	MSHA did not issue any citations or orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of the Mine Act.
•	MSHA did not identify any flagrant violations under Section 110(b)(2) of the Mine Act
•	MSHA issued one imminent danger order during the three months ended September, 2017, requiring immediate withdrawal from the affected areas under Section 107(a) of the Mine Act.
•	We did not experience any mining-related fatalities.
•

We did not receive written notice of a pattern of violations of mandatory health or safety standards from MSHA under Section 104(e) of the Mine Act or of the potential to have a pattern of violations of mandatory health or safety standards from MSHA.

•

There were no legal actions that are contests of citations and orders referenced in Subpart B of 29 CFR Part 2700 pending before the federal Mine Safety & Health Review Commission. There were no such legal actions instituted or resolved during the three months ended September 30, 2018 and 2017.

•	Proposed assessments from the MSHA during the three months ended September 30, 2018 and 2017 were less than two thousand dollars.

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The chart below contains  information regarding reportable and non-reportable certain mining safety and health citations or orders that MSHA issued during the three months ended September 30, 2018 and 2017 associated with our mining operations.

	For the three months ended September 30,
Name of Mine	2018	2017
Alaska Portable #1	1	—
Beerock Quarry	2	1
Bradshaw	—	2
Capay Plant Facility	2	1
Felton Quarry	—	2
Hwy 175	—	1
N50 Utah	1	—
N50 (Nevada)	—	2
Rosemary	—	2
Walker	—	1
Washington Portable 2	1	—
Whatcom Portable Mill	—	2
Total	7	14

With respect to the information in the above table, it should be noted that: (i) the number of citations and orders will vary depending on the size of the mine, (ii) the number of citations issued will vary from inspector to inspector and mine to mine, and (iii) citations and orders can be contested and appealed, and in that process may be reduced in severity and amount or dismissed.